SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

20 March 2013

PDMR Announcement for Mike Wells on release of JNL PSP award and 2009 After Tax Deferral Program Award

PRUDENTIAL PLC (the Company)

NOTIFICATION OF INTERESTS OF DIRECTORS/PDMRS AND CONNECTED PERSONS

The Company advises that on 15 March 2013, 109,050 ADRs in Prudential plc were automatically released by the BWCI Trust Company Limited to Mr M Wells, Executive Director, under the JNL Performance Share Plan (the Plan). In accordance with the Plan Rules, 45,747 ADRs were sold by the BWCI Trust Company Limited at US$33.5925 per ADR to cover withholding tax and sales costs.

Under the Company’s 2009 After Tax Deferral Program for US based executives, 16,125 ADRs were held in trust at Wilmington Trust Company in accordance with the Deferred Bonus Master Trust Agreement. On 15 March 2013, they were automatically released by Wilmington Trust Company to Mr Wells.

Following these transactions, Mr Wells had a holding of 803,111 ADRs, representing 1,606,222 ordinary shares in Prudential plc, representing less than 0.07% of the issued share capital.

Additional Information

Prudential plc American Depository Receipts (ADRs) are issued a ratio of 1 ADR being equal to 2 Prudential plc ordinary shares of 5p each

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Contact

Jennie Webb, Share Plans Advisor, 020 7548 2027

Stefan Bort, Assistant Group Secretary, 020 7548 2115

Date of notification

20 March 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Stefan Bort
Stefan Bort
Assistant Group Secretary